FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Corporate Governance Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 11, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Corporate Governance Report
July 11, 2022
Takeda Pharmaceutical Company Limited
https://www.takeda.com

I.Basic Views on Corporate Governance and Basic Information on Capital Structure, Corporate Profile and Other Matters
1.Basic Views
In line with the Company’s purpose “Better Health for People, Brighter Future for the World”, the Company is pursuing a management framework appropriate for an R&D-driven biopharmaceutical company that operates on a global scale. The Company is strengthening internal controls, including thorough compliance and risk management, and establishing a structure that will allow agile decision-making that is also sound and transparent. Through these efforts, the Company will further improve its corporate governance, thereby maximizing corporate value.

[Reasons for Non-compliance with the Principles of the Corporate Governance Code]
The Company is in compliance with all of the principles of the Corporate Governance Code (effective as of June 11, 2021).

[Disclosure Based on the Principles of the Corporate Governance Code] Update
This report covers every principle that should be disclosed under the Corporate Governance Code, and addresses each principle according to its item number.

(1)Company objectives, business strategies, and business plans
a.Company objectives and business strategies - Principle 3.1 (i)
The Company’s corporate philosophy consisting of “purpose, values, vision and imperatives” can be found on the ‘Corporate Philosophy’ section of the Company’s website. For details on the Company’s business strategies, please look at the quarterly results and the presentation materials in the “Investors” section.
Corporate Philosophy:
https://www.takeda.com/who-we-are/corporate-philosophy/
Investors:
https://www.takeda.com/investors/

b.Business plans - Principle 3.1 (i)
Please refer to the quarterly results and the presentation materials on the “Investor Relations” section of the Company’s website (link above) for the latest information on the fiscal year 2022 Management Guidance (underlying revenue growth, underlying Core Operating Profit growth and margin, and Underlying Core EPS growth).

c.Basic views and guidelines on corporate governance - Principle 3.1 (ii)
Please refer to “Basic Views” in Part I section 1 of this report.

(2)Securing the Rights and Equal Treatment of Shareholders
d.General shareholders meeting
•The Company sends a notice of convocation of its Ordinary General Meeting of Shareholders three weeks prior to the day of the meeting and discloses it on its website so that the shareholders will have sufficient time to review the agenda of the meeting.
•The Company translates the notice of convocation into English and discloses it on its website. The Company also utilizes an electronic platform for voting so that institutional and foreign investors can execute their voting rights.

e.Cross-Shareholdings - Principle 1.4
•The Company only holds a minimum number of shares of other companies with which it has business relationships. In relation to such shareholdings, the Company determines and assesses whether or not each shareholding contributes to the corporate value of the Company Group by considering the Company’s mid-to-long term business strategy, and comparing the benefits of such ownership (dividends, business transactions, expected returns from strategic alliance, etc.) with the Company's cost of capital. As a result of the review, the Company divests shares from shareholdings that are deemed to be of little significance after taking the financial strategy and market environment into consideration.
•The Company makes a decision on the exercise of its voting rights regarding its cross-shareholdings after comprehensively reviewing whether a relevant proposal makes a positive contribution to shareholder value as well as the value of the issuing companies. The Company will object to any proposals that are deemed detrimental to shareholder value or the corporate governance of the issuing companies.

f.Related Party Transactions - Principle 1.7
•With regard to transactions with directors and their close relatives, the Company conducts various investigations on the existence of such transactions, including confirming directly with the directors themselves.
•The Company has procedures in place that comply with the provisions of the Companies Act on competitive and conflict-of-interest transactions conducted by a director. In addition, transactions involving the Director’s close family members and the Takeda Executive Team member (which consists of the President & Chief Executive Officer (“CEO”) and the function heads of the Takeda Group who report directly to the President & CEO; the “TET”) and their close family members require the approval of the Board of Directors.
•Investments, loans and guaranties provided to subsidiaries/affiliated companies require the approval of the Business & Sustainability Committee or other decision-making bodies depending on the amount of the investment, loan, or guarantee.
•In addition to the above, the Company will investigate any unusual transaction between the Company and its affiliated companies. It will consider the accounting treatment and disclosure of such transaction in advance, confirm whether the value of the transaction is significant, and where the amounts are significant, monitor the content and conditions of such transaction on a quarterly basis.
•As stipulated in the Financial Instruments and Exchange Act, the Company considers any shareholder who holds 10% or more of the voting rights of all shareholders (excluding those specified by the Cabinet Office Ordinance) as a “major shareholder.” The Company currently has no major shareholders but will apply the above procedures to any major shareholders in the future.

(3)Appropriate Cooperation with Stakeholders other than Shareholders
•The Company considers the interests of not only shareholders, but various stakeholders including patients, healthcare professionals, employees, clients such as suppliers and vendors, creditors and local communities in order to strengthen long-term corporate value.

g.Ensuring diversity in the promotion of core human resources - Supplementary Principle 2.4.1
•The Company operates in approximately 80 countries and regions worldwide, and the Company requires a workforce that is as diverse as the communities and patients it serves. The Company believes that one of the key growth strategies is to promote Diversity, Equity, and Inclusion (DE&I) and create a collaborative working environment in which employees can contribute, perform and grow as individuals. The Company is also committed to inclusion of individual employee differences, exploring their potential, and fostering them. The same principles apply to the managers. In Japan, the ratio of female managers, non-Japanese managers, and mid-career managers (excluding employment through merger and acquisition, re-employment, and promotion to permanent employees, etc.) are 18%, 3%, and 40%, respectively (as of March 31, 2022). The Company will continue the efforts to promote diversity of the employees in Japan, including management positions. The Company discloses other DE&I information on the following section of the Company website (Japanese site only).
†Takeda’s DE&I: https://www.takeda.com/ja-jp/recruitment/dei/
•Approximately 90% of Takeda group’s global workforce is based in countries and regions outside of Japan. In addition, the percentage of women in management positions globally is 41% (as of March 31, 2022) For further information on DE&I, policies related to talent development, and internal work environment to support the progress on DE&I, please refer to “Other” in Part III section 3 of this report and the 2022 Annual Integrated Report (page 40-45).
†2022 Annual Integrated Report: https://www.takeda.com/corporate-responsibility/reporting-on-sustainability/annual-integrated-report/

(4)Ensuring Appropriate Information Disclosure and Transparency
•The Company makes timely and appropriate disclosures in a fair, detailed, and understandable manner to keep all shareholders informed in accordance with applicable laws, including the Companies Act, the Financial Instruments and Exchange Act and the U.S. Exchange Act, as well as the Financial Instruments Exchange rules in Japan and rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).
•In addition to disclosures required by law, the Company promptly discloses financial and non-financial information, including Environment, Social and Governance (ESG)-related information, beneficial to its stakeholders such as shareholders.

h.Initiatives on Sustainability - Supplementary Principle 3.1.3
■　Initiatives on sustainability
•At the Company, “Purpose-led Sustainability” is about creating both business and societal value through its core business. The Company engages a wide range of stakeholders to understand and address societal issues which create long-term value. The sustainability strategy and initiatives have been regularly discussed by its Business & Sustainability Committee (the former Business Review Committee), and the Board of Directors. The Company recently expanded the role of the Chief Global Corporate Affairs Officer to Chief Global Corporate Affairs & Sustainability Officer (“CGCASO”) so that it has a senior executive responsible for driving, measuring and reporting the collective progress on sustainability.
•With regard to the impacts of climate change on the Company’s business, the Company completed an initial assessment of potential climate impacts in fiscal year 2021 and continues to enhance its external disclosures. For example, the Company discloses its climate change strategy, initiatives, and impacts through annual participation in CDP (formerly known as Carbon Disclosure Project) and issues a report based on the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) in concert with the 2022 Annual Integrated Report.

■　Investment in human capital
•The Company places priority on the adoption and development of top talent, and the creation of a corporate culture that fosters a growth mindset and lifelong learning, enabling employees to take on challenges and view mistakes as learning opportunities, as set forth in its Corporate Philosophy “People” of “Imperatives and Priorities.”

The Company proactively discloses its initiatives on sustainability including human capital investment in its 2022 Annual Integrated Report, 2022 TCFD report.:
•2022 Annual Integrated Report:
https://www.takeda.com/corporate-responsibility/reporting-on-sustainability/annual-integrated-report/
•2022 TCFD report: https://www.takeda.com/siteassets/system/corporate-responsibility/reporting-on-sustainability/tcfd.pdf

■　Investment in intellectual property
•The Intellectual Property Department supports the Company’s overall intellectual property strategy by focusing efforts on the following three main themes.
◦maximization of the value of the products and research pipeline and protection of related rights aligned to the strategies of the therapeutic area units;
◦promotion of proactive incorporation of external innovation by supporting partner alliances; and
◦securing and protection of intellectual property rights around the world, including in emerging markets.
•The Company has internal processes in place to manage patents and other intellectual properties. This process includes both remaining vigilant against patent infringement by others as well as exercising caution, starting at the R&D stage, to ensure that the Company’s products and activities do not infringe on intellectual property rights held by others.
•Please refer to Annual Securities Report, Annual Report on Form 20-F, and Investor Relations information for details of the investments in intellectual property, including the status of the pipeline, the establishment of research platforms for the future and the strengthening of collaboration in R&D, and partners in major licensing and business alliance agreements.
◦The Annual Securities Report for the 145th fiscal year:
https://www.takeda.com/49f297/siteassets/system/investors/report/consolidated-financial-statements/asr145_en.pdf
◦Annual Report on Form 20-F: https://www.takeda.com/investors/sec-filings/
◦Investor: https://www.takeda.com/investors/

(5)Responsibilities of the Board of Directors
i.Roles of the Board of Directors - Supplementary Principle 4.1.1
•The Board of Directors focuses on discussing and resolving strategy or particularly important matters such as the establishment of and amendments to the Company Group’s corporate philosophy, as well as important management policies and plans such as mid- to long-term strategies and corporate plans. In addition, the Board of Directors delegates the responsibilities for decision-making with respect to some of the important business decisions to management under the Company's Articles of Incorporation. The Board of Directors Charter provides the matters for resolution by the Board of Directors. In addition to the deliberation and resolution of matters, the Board of Directors is responsible for the supervision of the business executed by the Directors. The Company has disclosed the Board of Directors Charter on the following section of the Company website.
◦.Corporate Governance: https://www.takeda.com/who-we-are/corporate-governance/
•Matters delegated to management as described above, are delegated to the Business & Sustainability Committee (which is responsible for corporate / business development matters and sustainability-related matters), the Portfolio Review Committee (which is responsible for R&D and product-related matters), and the Risk, Ethics and Compliance Committee (which is responsible for risk management, business ethics and compliance matters). The Board of Directors supervises the management's execution of these matters through the reports of these committees.
•Matters not requiring the approval of the aforementioned committees are delegated to the TET based on the Takeda Group’s Management Policy (T-MAP) to ensure agile and efficient decision-making across the group.

j.Composition of the Board - Principle 4.8, Supplementary Principle 4.11.1
•In order to strengthen supervisory functions and make deliberations more objective and transparent, Independent External Directors comprise a majority of the Board of Directors of the Company. The Company has 15 Directors (including four Directors who are Audit and Supervisory Committee Members), of which 11 are Independent External Directors (including four Independent External Directors who are Audit and Supervisory Committee Members.). The Board of Directors is chaired by an Independent External Director.
•The Company makes appropriate Director appointments, and constitutes the Board of Directors based on the following principles:
◦Appoint individuals from inside and outside the Company, irrespective of nationality, gender, background or age, who can contribute to the balance of knowledge, experience, and capacity needed for the governance of the Company's global operations, by identifying the skills required for the Company’s business strategy. The Board of Directors is fully equipped with the skills necessary for advising and supervising the Company, which enables effective discussions in the Board of Directors meeting. The Company disclosed the skills matrix on the “Corporate Governance, Board of Directors” section of the Company website: https://www.takeda.com/who-we-are/corporate-governance/board-of-directors/
◦The size of the Board of Directors is designed to enable efficient and agile decision-making and appropriate management supervision. The Company's Articles of Incorporation limit the maximum number of Directors who are not Audit and Supervisory Committee Members to 12 and Directors who are Audit and Supervisory Committee Members to four.

k.Policies and procedures nomination of candidates for Directors - Principle 3.1 (iv)(v)
•The Company nominates candidates for Directors considering, among other things, whether the candidate has appropriate experience and expertise to either complement or supplement the current capabilities in the Board of Directors, has the gravitas and reputation required for directorship of a large pharmaceutical company or high-level performance required of business managers, and has deep understanding of the Company’s corporate philosophy.
•The Board of Directors selects the candidates who will become members of the Board of Directors. The Nomination Committee (a voluntary advisory committee to the Board of Directors), chaired by an External Director and composed entirely of External Directors, ensures the appropriateness of the candidate. Candidates for External Directors are elected based on the “Internal criteria for independence of External Directors” (Refer to “Independent Directors” in Part II section 1 of this report). Candidates for Directors who are Audit and Supervisory Committee Members are nominated by the Board of Directors, after obtaining the agreement of the Audit and Supervisory Committee.
•When giving consent to the selection of candidates for Directors who are Audit and Supervisory Committee Members and in its involvement in the policy for selecting candidates for Audit and Supervisory Committee Members, the Audit and Supervisory Committee carefully examines their eligibility as an Audit and Supervisory Committee Member. They take into consideration such factors as whether the candidates can maintain independence from the managing directors, can maintain a fair and impartial attitude, and will be able to make appropriate management evaluations based on their finance and accounting knowledge.
•Regarding the reappointment of Directors, the Company has established criteria for not nominating current Directors for reappointment, and if the criteria are met, the Board of Directors will determine that such Directors will not be reappointed as Directors after consultation with, and the recommendation of, the Nomination Committee. In addition, the Company will consider dismissal of a director in the event of misconduct or any other event that would make it difficult for the Director to fully perform the responsibilities of his or her duties.
•The biographies of the nominated Director candidates and the reason for their election are disclosed in the Notice of Convocation of Ordinary General Meeting of Shareholders and the Annual Securities Report.

l.Remuneration of the Directors, etc. - Principle 3.1 (iii)
•Please refer to “Policies determining the amount of remuneration or the method for calculating remuneration” in Part II section 1 of this report.

m.Independent External Directors - Principle 4.9, Supplementary Principle 4.11.2
•The Company has internal criteria related to External Director’s independency essential for realizing the common interest on shareholders and to the qualities these Directors should have.
•Please refer to “Internal Criteria for Independence of External Directors of the Company” under the title of “Independent Directors” in Part II section 1 of this report.
•The concurrent director positions of External Directors at other organizations are stated in the Notice of Convocation of Ordinary General Meeting of Shareholders and the Annual Securities Report. In addition, the Company believes the status of such concurrent positions does not prevent External Directors from allocating the time and effort needed to properly fulfil their roles and responsibilities.

n.Nomination Committee and Compensation Committee - Supplementary Principle 4.10.1
•The Company has established the Nomination Committee and the Compensation Committee as a voluntary advisory committee to the Board of Directors. Both Committees are comprised entirely of External Directors, including the Committee chairpersons, to enhance their independence and objectivity. For more details, please refer to “Committee’s Name, Composition, and Attributes of the Chairperson” of Part II section 1 “[Directors]” of this report. The Company has disclosed the Nomination and Compensation Committee Charters on the “Corporate Governance” section of the Company website.
Corporate Governance: https://www.takeda.com/who-we-are/corporate-governance/

o.Director Training - Supplementary Principle 4.14.2
•The Company provides necessary information about the Company (corporate philosophy consisting of “purpose,” “vision,” “values (Takeda-ism)” and “imperatives,” governance, business strategies, etc.), industry trends and legal responsibilities (duty of care, duty of loyalty, etc.) to the Directors when they are appointed. The Company also continues to provide useful information and learning opportunities, etc. even after the Directors take office.
•In addition to the above, the Company provides information about the Company and the pharmaceutical industry when External Directors (including Directors who are Audit and Supervisory Committee Members) take office. Even after their appointment, the Company provides such information to them on an ongoing basis, as well as opportunities for study sessions and site visits, as necessary.
•The Company bears the expenses for all the foregoing training.

p.Analysis and Evaluation of Board Effectiveness - Supplementary Principle 4.11.3
•An evaluation of the performance and effectiveness of the Board of Directors is conducted once a year, in principle, by third party organizations in such a way that the individual opinions of the Directors are efficiently obtained. Each Director completes a questionnaire and/or is individually interviewed. Based on the results of the evaluation, the Board of Directors analyzes and evaluates their effectiveness and acts on any opportunities for improvement.

•In the fiscal year 2021, an evaluation of the performance and effectiveness of the Board of Directors was conducted by third party organizations through a questionnaire and subsequent individual interviews of all the Directors. The questionnaire focused on “Strategic Alignment & Engagement,” “Composition & Structure,” “Processes & Practices,” “Management Oversight,” and “Board Culture and Dynamics” as key evaluation items, and Directors were also requested to make self-evaluations about the “Oversight by Audit and Supervisory Committee, Nomination Committee and Compensation Committee.”
Following that, and after incorporating the analysis and recommendations made by the third party organizations, the overall evaluation result was explained by the third party organizations to Directors. The Board of Directors discussed and formed a consensus on (i) progress made in improving the content and operations of board meetings since the previous fiscal year, and on further improvements., (ii) necessity to further discuss the talent acquisition for the future Board based on the diversity and skill sets and the optimal Board composition, and (iii) other relevant matters. The Board of Directors’ discussion concluded that the Board was working effectively, confirming that (i) the managements are providing strong leadership and (ii) emerging issues including “Sustainability” is being addressed appropriately.

(6)Dialogue with Shareholders - Principle 5.1
•The Company is structured to continue a “purposeful dialogue” with its shareholders on topics including corporate governance, environmental and social initiatives, corporate and financial strategy, research and development, capital policy, business performance, and business risk, each from a short-term and mid-to-long-term perspective. This dialogue is conducted with transparency, and in adherence to the Fair Disclosure Rules, to enable the Company to build strong relationships of trust with its shareholders, who share with the Company the common interest of realizing “sustainable growth of corporate value.”
◦The Chief Financial Officer (CFO) is responsible for the overall engagement with the shareholders, and the Global Head of Investor Relations (IR) in the Global Finance division is accountable for the operational IR activities. When planning and conducting meetings with shareholders, the Head of IR determines the meeting style and participants from management (which may include the President & CEO, the CFO, or other senior management members), taking into consideration the objectives and impact of the meeting, and the characteristics of each shareholder.
◦The IR team promotes dialogue with the shareholders by collecting necessary information from various internal divisions such as finance, R&D, and commercial, and endeavors to find ways to deliver concise and effective communication to shareholders through close collaboration with these divisions.
◦The Company continues to enhance the activities aiming to deepen the shareholders' understanding on topics including the Company's management policy, Sustainability matters, managerial and financial strategies, research and development, capital policy, financial performance, and risks. With respect to engagement with institutional investors and security analysts, in addition to one-on-one meetings, the Company holds quarterly earnings conferences and hosts multiple IR events that focus on topics of high shareholder interest. Information about earnings announcement and IR events is disclosed externally through postings on the IR section of the corporate website, and the Company also holds company presentation meetings specifically for individual investors. A presentation video and a message from the President & CEO are also posted on the website to report on the Company’s management policy and financial performance.
◦The senior management understand shareholders' interests and concerns, which are raised during the dialogue with the Company, and utilize them for business analysis, for business strategy planning, and for considering the optimal way of disclosing information.
◦Based on the feedback received from shareholders, the Company started disclosing individual product revenues and cash flow forecasts from fiscal year 2019 financial statements and disclosing performance against KPIs and the individual compensation of Directors from fiscal year 2020. In addition, the Company started holding group meetings on a regular basis with Independent External Directors as an opportunity for direct dialogue between institutional shareholders and the Company from fiscal year 2020.
◦When communicating with shareholders, the Company appropriately manages insider information in compliance with internal rules and applicable regulatory requirements and discloses that information in a fair and timely manner. In advance of earnings announcements, the Company implements a "silent period," during which no communication with shareholders regarding earnings information is permitted.

(7)Company's measures with respect to the Corporate Pension Funds as the Managing Organization - Principle 2.6
•The Takeda Pharmaceutical Pension Association is administered by designated or selected expert staff mainly from the areas of HR and finance, who are knowledgeable about corporate pension and pension fund management. Taking into consideration the importance of securing long-term pension payment for employees, the Association incorporates expert knowledge and consulting from external specialists in its pension fund management policy. In addition, the actual management of the pension fund investment is outsourced to an external consigned institution so that conflicts of interest which could arise between pension fund beneficiaries and companies are appropriately managed. The Company should not be involved in directing pension fund investments or exercising voting rights. The investment is monitored regularly by the Asset Management Committee, changing the portfolio strategy as necessary. The committee takes into consideration the maximizing of benefits to the participants and beneficiaries of the Company’s corporate pension program, paying close attention to the potential impact to the Company’s financial conditions at the same time.
•The Company will continue to pay close attention to the importance that the pension fund management plays in potentially impacting employees’ stable asset formation and the Company’s financial conditions. The Company continues to strengthen its systems to fulfil its responsibilities as the asset owner.

2.Capital Structure
Foreign Shareholding Ratio: More than 30% (as of end of March 2022)

[Status of Major Shareholders] Update

Name	Number of Shares Owned	Percentage (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	248,184,000	15.91
Custody Bank of Japan, Ltd. (Trust account)	79,824,100	5.12
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	57,868,829	3.71
Nippon Life Insurance Company	31,824,385	2.04
State Street Bank West Client-Treaty 505234	28,501,402	1.83
JP Morgan Securities Japan Co., Ltd.	24,126,399	1.55
JP Morgan Chase Bank 385781	19,861,109	1.27
Takeda Science Foundation	17,911,856	1.15
SSBTC CLIENT OMNIBUS ACCOUNT	16,940,321	1.09
STATE STREET BANK AND TRUST COMPANY 505225	16,027,958	1.03
Controlling Shareholder (except for Parent Company): None
Parent Company: N/A

3.Corporate Attributes

Listed Stock Market and Market Section Update	Tokyo Prime Market, Nagoya Premier Market, Sapporo Existing Market, Fukuoka Existing Market
Fiscal Year-End	End of March
Type of Business	Pharmaceuticals
Number of Employees (consolidated) as of the End of the Previous Fiscal Year	More than 1,000 persons
Sales (consolidated) as of the End of the Previous Fiscal Year	More than 1 trillion Yen
Number of Consolidated Subsidiaries as of the End of the Previous Fiscal Year	More than 100 and less than 300

4.Policy on Measures to Protect Minority Shareholders when Conducting Transactions with Controlling Shareholders
―

5.Other Special Circumstances which may have a Material Impact on Corporate Governance
―

II.Business Management Organization and Other Corporate Governance Systems regarding Decision-making, Execution of Business, and Oversight in Management
1. Organizational Composition and Operation
Organization Form: Company with Audit and Supervisory Committee

[Directors]

Maximum Number of Directors Stipulated in the Articles of Incorporation	16 persons
Term of Office Stipulated in the Articles of Incorporation (Directors who are members of the Audit and Supervisory Committee)	2 years
Term of Office Stipulated in the Articles of Incorporation (Directors who are NOT members of the Audit and Supervisory Committee)	1 year
Chair of the Board Meeting	Independent External Director
Number of Directors Update	15 persons
Election of External Directors	Elected
Number of External Directors Update	11 persons
Number of Independent Directors Update	11 persons

External Directors’ Relationship with the Company (1) Update

Name	Attribute	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i	j	k
Masami Iijima	Coming from another company
Olivier Bohuon	Coming from another company
Jean-Luc Butel	Coming from another company
Ian Clark	Coming from another company
Steven Gillis	Coming from another company
John Maraganore	Coming from another company
Michel Orsinger	Coming from another company
Koji Hatsukawa	Certified public accountant
Yoshiaki Fujimori	Coming from another company
Emiko Higashi	Coming from another company
Kimberly A. Reed	Coming from another company
*1 Categories for “Relationship with the Company”:
a. Executive of the Company or its subsidiaries
b. Non-executive Director or executive of a parent company of the Company
c. Executive of a fellow subsidiary company of the Company
d. A party whose major client or supplier is the Company or an executive thereof
e. Major client or supplier of a listed company or an executive thereof
f. Consultant, accountant or legal professional who receives a large amount of monetary consideration or other property from the Company besides compensation as a Director/Auditor
g. Major shareholder of the Company (or an executive of the said major shareholder if the shareholder is a legal entity)
h. Executive of a client or supplier company of the Company (which does not correspond to any of d, e, or f) (the Director himself/herself only)
i. Executive of a company, for which the Company External Directors/Corporate Auditors are mutually appointed (the Director himself/herself only)
j. Executive of a company or organization that receives a donation from the Company (the Director himself/herself only)
k. Others

External Directors’ Relationship with the Company (2) Update

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Masami Iijima		N/A
Mr. Masami Iijima served as Representative Director, President, and CEO of Mitsui & Co., Ltd, where he directed the global management of the company. He then focused on supervising management and enhancing the effectiveness of the Board of Directors as the Representative Director, Chairman of the Board of Directors, and Chair of the Board meeting of the company. Through his career, he has gained extensive experience in various fields including corporate governance and risk management.
He has been involved in the management of the Company as External Director who is an Audit and Supervisory Committee Member since June 2021 and External Director who is not an Audit and Supervisory Committee Member since June 2022. He has also served as the chair of the Board of Directors meeting since June 2022. Through his active participation at the Board of Directors as an External Director, he has contributed to ensuring fair and appropriate decision making and to securing sound management of business activities of the Company. He attended seven of the seven meetings of the Board of Directors held after his appointment in the fiscal year 2021.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Olivier Bohuon		N/A
Mr. Olivier Bohuon served as an External Director of Shire, and based on such experience, has a deep expertise in the company’s portfolio and its related therapeutic areas. He has also served in several key positions at global healthcare companies in the U.S. and Europe. He has deep insights gained from his extensive experience in the management of such global healthcare businesses. Especially, he has remarkable expertise in marketing of overall healthcare business.
He has been involved in the management of the Company as External Director since January 2019. Through his active participation at the Board of Directors as an External Director, he has contributed to ensuring fair and appropriate decision making and to securing sound management of business activities of the Company. He attended eight of the eight meetings of the Board of Directors held in the fiscal year 2021.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Jean-Luc Butel	N/A
Mr. Jean-Luc Butel has served in several key positions at global healthcare companies in the U.S., Europe, and Asia. Based on such extensive experience in global healthcare business management, he has deep insights in healthcare business management.
He has been involved in the management of the Company as External Director who is an Audit and Supervisory Committee Member since June 2016 and as an External Director who is not an Audit and Supervisory Committee Member since June 2019. Through his active participation at the Board of Directors as an External Director, he has contributed to ensuring fair and appropriate decision making and to securing sound management of business activities of the Company. He attended eight of the eight meetings of the Board of Directors held in the fiscal year 2021.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Ian Clark	N/A
Mr. Ian Clark served as an External Director of Shire, and based on such experience, has a deep expertise in the company’s portfolio and its related therapeutic areas. He has also served in several key positions at global healthcare companies in Europe and Canada. He has gained deep insights through such extensive experience in the management of global healthcare business. Especially, he has remarkable expertise in marketing in the area of oncology and managing biotechnology division of healthcare companies.
He has been involved in the management of the Company as an External Director since January 2019. Through his active participation at the Board of Directors as an External Director, he has contributed to ensuring fair and appropriate decision making and to securing sound management of business activities of the Company. He attended eight of the eight meetings of the Board of Directors held in the fiscal year 2021.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Steven Gillis	N/A
Mr. Steven Gillis served as an External Director of Shire, and based on such experience, has deep expertise in the company’s portfolio and its related therapeutic areas. He has a Ph.D. in biology and has served in several key positions at global healthcare companies in the U.S. and Europe. He also has extensive experience in global healthcare business management and especially, significant expertise in immune-related healthcare business.
He has been involved in the management of the Company as an External Director since January 2019. Through his active participation at the Board of Directors as an External Director, he has contributed to ensuring fair and appropriate decision making and to securing sound management of business activities of the Company. He attended eight of the eight meetings of the Board of Directors held in the fiscal year 2021.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

John Maraganore	N/A
Mr. John Maraganore has wide experience in the pharmaceutical industry for more than 30 years. He served as the Director and CEO of Alnylam Pharmaceuticals for around 20 years and retired at the end of 2021. Prior to that, he served as an officer and a member of the management team at Millennium Pharmaceuticals.
He has been appointed as an External Director in June 2022 in order to contribute to the Company’s sustainable development, appropriate supervision of the management and ensuring sound management of the business
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Michel Orsinger	N/A
Mr. Michel Orsinger has served in several key positions at global healthcare companies in the U.S. and Europe. He has gained deep insights from extensive experiences in global healthcare business management.
He has been involved in the management of the Company as an External Director who is not an Audit and Supervisory Committee Member since June 2016, as an External Director who is an Audit and Supervisory Committee Member since June 2019 and as an External Director who is not an Audit and Supervisory Committee Member since June 2022. Through his active participation at the Board of Directors as an External Director, he has contributed to ensuring fair and appropriate decision making and to securing sound management of business activities of the Company. He attended eight of the eight meetings of the Board of Directors held in the fiscal year 2021.
There are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Koji Hatsukawa	N/A
Mr. Koji Hatsukawa has extensive experience and expertise in the areas of corporate finance and accounting as a certified public accountant. He also has experience as top management including his experience as representative and CEO of an auditing firm.
He has been involved in the management of the Company as an External Director who is an Audit and Supervisory Committee Member since June 2016 and as the head of the Audit and Supervisory Committee since June 2019. Through his active participation at the Board of Directors as an External Director, he has contributed to ensuring fair and appropriate decision making and to securing sound management of business activities of the Company. He has also contributed to the realization of the vision of the Audit and Supervisory Committee, which is to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that will accommodate society’s trust, through audit and supervision. He attended eight of the eight meetings of the Board of Directors held in the fiscal year 2021.
His ownership of the Company’s shares is immaterial (as of June 2022), and there are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Yoshiaki Fujimori	N/A
Mr. Yoshiaki Fujimori has served in several key positions, such as CEO at a global U.S. company and its Japanese subsidiary and at a Japanese company that proceeded with global expansion ahead of other companies. Through his career, he has gained deep insights from extensive experiences in global management of such healthcare companies.
He has been involved in the management of the Company as an External Director who is not an Audit and Supervisory Committee Member since June 2016 and as an External Director who is an Audit and Supervisory Committee Member since June 2022. Through his active participation at the Board of Directors as an External Director, he has contributed to ensuring fair and appropriate decision making and to securing sound management of business activities of the Company. He contributes to realization of the vision of the Audit and Supervisory Committee, which is to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that will accommodate society’s trust, through audit and supervision. He attended eight of the eight meetings of the Board of Directors held in the fiscal year 2021.
His ownership of the Company’s shares is immaterial (as of June 2022), and there are no personnel, capital, business or other special relationships between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because he has no conflict risk with the interests of the Company’s general shareholders in executing his duties as an External Director.

Emiko Higashi	N/A
Ms. Emiko Higashi has experience in various key positions, including experience as CEO of investment funds mainly in the U.S., as well as experience in investment funds specializing in healthcare and technology. She has advanced knowledge and extensive experience in the area of finance and accounting and financial industry, healthcare industry and data and technology.
She has been involved in the management of the Company as an External Director who is not an Audit and Supervisory Committee Member since June 2016 and as an External Director who is an Audit and Supervisory Committee Member since June 2019. Through her active participation at the Board of Directors as an External Director, she has contributed to ensuring fair and appropriate decision making and to securing sound management of business activities of the Company. She has also contributed to the realization of the vision of the Audit and Supervisory Committee, which is to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that will accommodate society’s trust, through audit and supervision. She attended eight of the eight meetings of the Board of Directors held in the fiscal year 2021.
There are no personnel, capital, business or other special relationships between her and the Company. The Company deemed that she is highly independent and designated her as an Independent Director of the Company because she has no conflict risk with the interests of the Company’s general shareholders in executing her duties as an External Director.

Kimberly A. Reed	N/A
Ms. Kimberly A. Reed was the first woman to serve as Chairman of the Board of Directors, President, and CEO of the Export-Import Bank of the United States (EXIM)—the nation’s official $135 billion export credit agency—where she helped companies succeed in the competitive global marketplace. She has extensive domestic and international experience—including as CEO and Senior Advisor at the highest levels of the U.S. Government; President of an organization that focused on nutrition, health, and agriculture and worked with global companies on science-based communication strategies; and Counsel with the U.S. Congress. She is a Council on Competitiveness Distinguished Fellow and has served on numerous nonprofit Boards of Directors and Advisory Committees, including the Alzheimer’s Association and Indiana University-Bloomington School of Public Health. Ms. Reed’s leadership and wide expertise has enabled her to successfully navigate geopolitical, regulatory, international business, and public policy environments; address ESG; conduct oversight and investigations; and plan for future challenges.
She has been appointed as its External Director who is an Audit and Supervisory Committee Member in June 2022 in order to contribute to the realization of the vision of Audit and Supervisory Committee, which is to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that will accommodate society’s trust, through audit and supervision.
There are no personnel, capital, business or other special relationships between her and the Company. The Company deemed that she is highly independent and designated her as an Independent Director of the Company because she has no conflict risk with the interests of the Company’s general shareholders in executing her duties as an External Director.

Voluntary Establishment of Committee(s) Corresponding to the Nomination Committee or Remuneration Committee: Established

Committee’s Name, Composition, and Attributes of the Chairperson:
•Nomination Committee

Name	Nomination Committee
Number	5
Chairperson	External Director
Member	4 External Directors

•Compensation Committee

Name	Compensation Committee
Number	4
Chairperson	External Director
Member	3 External Directors

Supplementary Explanation Update
The Nomination Committee and the Compensation Committee were established as voluntary advisory bodies to the Board of Directors. The committees serve to ensure transparency and objectivity in decision-making processes and results relating to personnel matters of the Directors (appropriateness of criteria and procedures for the appointment and reappointment, and succession planning and management), as well as results relating to the compensation system (appropriateness of the levels of compensation of the Directors, performance targets within the Director bonus system and bonuses based on business results). The company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to directly make decisions on the individual compensations of Directors who are not Audit and Supervisory Committee Members (excluding External Directors). This is to ensure a more transparent process.
All the committee members must be External Members. Furthermore, at least one Director who is an Audit and Supervisory Committee member must be assigned to each committee.
In the fiscal year 2021, the Nomination Committee and the Compensation Committee held six meetings and eight meetings, respectively. Almost all members attended all meetings (Mr. Michel Orsinger attended five out of six Nomination Committee meetings, Mr. Olivier Bohuon attended seven out of eight Compensation Committee meetings). The Nomination Committee discussed director candidates and director succession plans, and provided guidance to the Board of Directors. The Compensation Committee reviewed and discussed the goals and results of performance-based compensation, the alignment of the compensation policy to the achievement of the Company's medium- and long-term plans and to the business environment, the amount of compensation for directors, the appropriate Corporate KPIs for STI (Short Term Incentive) and Performance Share Unit awards (PSU awards), the public disclosure of compensation, etc., and the committee further provided guidance to the Board of Directors.
The member composition is as follows (as of June 29, 2022):
•Nomination Committee: Masami Iijima (Chairperson), Jean-Luc Butel, Steven Gillis, Michel Orsinger, and Yoshiaki Fujimori (Christophe Weber attends as an observer.)
•Compensation Committee: Emiko Higashi (Chairperson), Olivier Bohuon, Ian Clark, and Michel Orsinger

[Audit and Supervisory Committee]
Committee's Composition and Attributes of the Chairperson

	All Committee Members	Full-time Members	Internal Directors	External Directors	Chairperson
Audit and Supervisory Committee	4	0	0	4	External Director

Appointment of Directors and/or Staff to Support the Audit and Supervisory Committee	Appointed

Matters Relating to the Independence of Such Directors and/or Staff from the Executive Directors Update
The Audit and Supervisory Committee Office was established to support the operations of the Audit and Supervisory Committee, and an appropriate number of staff members are appointed among employees. The appointment and any personnel change of the members of the Audit and Supervisory Committee Office require the agreement of the Audit and Supervisory Committee.
The Audit and Supervisory Committee Office assists the Audit and Supervisory Committee in fulfilling its duties by collecting information on a regular basis through attendance at important meetings and review of important documents, and by periodical interviews etc. with executives through business reporting. In addition, the Company ensures the effectiveness of audit by conducting a systematic audit through the internal control system. For the reasons above, no full-time Audit and Supervisory Committee member are appointed.

Cooperation among the Audit and Supervisory Committee, Accounting Auditors and Internal Audit Departments Update
(Cooperation between the Audit and Supervisory Committee and Accounting Auditors)
The Audit and Supervisory Committee receives reports directly from the Accounting Auditors on audit plans, the audit structure/system and audit results for each business year. In addition, the Audit and Supervisory Committee and Accounting Auditors closely cooperate with each other by exchanging information and opinions, as necessary.

(Cooperation between the Audit and Supervisory Committee and Group Internal Audit department)
Based on the status of the development and operation of the internal control system, the Audit and Supervisory Committee works in close cooperation with the Group Internal Audit department to improve audit efficiency. This is done through audit reports from the Group Internal Audit department to the Audit and Supervisory committee, and instructions from the Audit and Supervisory Committee to the Group Internal Audit department.

(Relationship between the Audit and Supervisory Committee and Internal Control Promoting Department)
The Audit and Supervisory Committee works closely with the divisions responsible for internal control, such as Global Ethics and Compliance, Global Finance, etc. and utilizes the information received from these divisions to ensure that the Audit and Supervisory Committee audits are conducted effectively.

[Independent Directors]

Number of Independent Directors Update	11 persons
Independent Directors
The Company has set the “Internal Criteria for Independence of External Directors” as follows, and elected all External Directors who meet these criteria as Independent Directors:
<Internal Criteria for Independence of External Directors of the Company>
The Company will judge whether an External Director has sufficient independence against the Company with the emphasis on his/her meeting the following quality requirements, on the premise that he/she meets the criteria for independence established by the financial instruments exchanges.
The Company believes that such persons will truly meet the shareholders' expectations as the External Directors of the Company, i.e., the persons who can exert strong presence among the diversified members of the Directors and of the Company by proactively continuing to inquire the nature of, to encourage improvement in and to make suggestions regarding the important matters of the Company doing pharmaceutical business globally, for the purpose of facilitating impartial and fair judgment on the Company's business and securing sound management of the Company. The Company requires such persons to meet two or more of the following four quality requirements to be an External Director:
(1)He/She has advanced insights based on the experience of corporate management;
(2)He/She has a high level of knowledge in the area requiring high expertise such as accounting and law;
(3)He/She is well versed in the pharmaceutical and/or global business; and
(4)He/She has advanced linguistic skill and/or broad experience which enable him/her to understand diverse values and to actively participate in discussion with others.

[Incentives]

Incentive Policies for Directors	Adoption of a performance-based remuneration system
The Company introduced a short-term incentive (bonus) linked to consolidated company performance of each fiscal year and a long-term incentive plan (stock compensation) linked to three-year consolidated company performance and share price as performance-based compensation for Directors who are not Audit& Supervisory Committee Members (excluding External Directors).
Please refer to “Directors’ Compensation Policy” attached at the end of this report.

[Director Remuneration] Update

Disclosure of Individual Directors’ Remuneration	All disclosed individually
Means of Disclosure: Annual Securities Report of the 145th fiscal year
As for the total amount of Directors’ remuneration, the total amount of remuneration by type (cost postings relating to base salary, performance-based compensation (bonus and performance share unit awards), and non-monetary remuneration (restricted stock unit awards)), and the amount of remuneration for each Director for the fiscal year 2021, please refer to the following report:
–The Annual Securities Report for the 145th fiscal year (page 101 to 111)
https://www.takeda.com/49f297/siteassets/system/investors/report/consolidated-financial-statements/asr145_en.pdf

Policies determining the amount of remuneration or the method for calculating the remuneration	Existing
Details of policies disclosed determining the amount of remuneration or the method for calculating remuneration Update
The Company established the “Directors’ Compensation Policy (attached at the end of the report),” which sets forth the following policies and the decision-making process and Directors' compensation level and mix are determined based on this policy.
–Policies regarding calculation formula and determination of individual remuneration for Directors
–Policies regarding Key Performance Indicators (KPI) for performance-based compensation (bonus and performance share unit awards) and the determination of the calculation formula for such remuneration
–Policies regarding the calculation formula and the determination of non-monetary remuneration (restricted stock unit awards)
–Policies regarding the determination of remuneration mix for individual Directors
–Policies regarding the determination of conditions for payment of remuneration
–Means of the determination regarding individual remuneration for Directors
Please refer to the relevant page of the Annual Securities Report for the 145th fiscal year for more details.
The Company has also implemented an executive compensation recoupment policy (clawback policy). Please refer to the “Directors' Compensation Policy” to confirm the contents thereof.

[Supporting System for External Directors]
The Company provides, in a timely manner, relevant information about important management-related matters to External Directors to help them make informed decisions. The agenda of the Board of Directors meetings are shared in advance. Explanations of the summary of topics to be discussed at board meetings are also provided in advance. The CEO Office is responsible for the coordination with External Directors who are not Audit and Supervisory Committee Members. The Audit and Supervisory Committee Office is responsible for supporting the operation of External Directors who are Audit and Supervisory Committee Members. They serve as the secretariat for the Audit and Supervisory Committee and shares the necessary information for auditing and other duties at the Audit and Supervisory Committee.

[Status of persons who have retired from positions, such as Representative Director and President]
Name and details of Corporate Counselors, Advisors, etc., who formerly served in posts such as Representative Director and President, etc. of the Company

Name	Title/ Position	Duties	Work Form/ Conditions (Full-time/ Part-time, Remunerated or not etc.)	Date of retirement as President, etc.	Term
-	-	-	-	-	-

Total Number of Corporate Counselors, Advisors, etc., who formerly served in posts such as Representative Director and President, etc. of the Company	0 persons

Other Matters
•The Company abolished the advisor system in July 2017 and corporate counselor system in March 2021, respectively.

2. Matters on Functions of Business Execution, Auditing, Oversight, Nomination and Remuneration Decisions (Overview of Current Corporate Governance System) Update

At the Company, the Board of Directors determines the fundamental policies for the group, and the TET executes the management and business operations in accordance with such decisions. The External Directors of the Board are all qualified individually and with a diverse and relevant experience as a group. The Audit and Supervisory Committee, which is composed entirely of External Directors, audits and supervises the execution of directors from an independent standpoint and contributes to proper governance and decision-making of the Board. Moreover, in order to respond to management tasks that continue to diversify, the Company has established the TET, as well as the Business & Sustainability Committee (which is responsible for corporate / business development matters and sustainability-related matters), the Portfolio Review Committee (which is responsible for R&D and products related matters), and the Risk, Ethics & Compliance Committee (which is responsible for risk management, business ethics and compliance matters). These committees review important matters to ensure the agility and flexibility of business execution and ensure greater coordination among the various functions. Matters not requiring the approval of the aforementioned committees are delegated to the TET stipulated in the Takeda Group’s Management Policy (T-MAP). The Company aims for agile and efficient decision-making across the group.
Board of Directors
The Company has given its Board of Directors the primary functions of observing and overseeing business execution as well as decision-making for strategic or particularly important matters regarding company management. The Board of Directors consists of 15 Directors (including two females), including 11 External Directors, five Japanese and 10 non-Japanese, and meets in principle eight times per year to make resolutions and receive reports on important matters regarding management. Eight Board of Directors meetings were held in fiscal year 2020 and all Internal Directors who took office at the end of fiscal year 2021 attended all meetings. (Please refer to the Table “External Directors’ Relationship with the Company (2)” in [Directors], Part II, section 1 of this report about the attendance of External Directors.) The Board of Directors is chaired by an Independent External Director to increase the independence of the Board of Directors. To ensure the validity and transparency of the decision-making process for the election of Director candidates and compensation of Directors, the Company established a Nomination Committee and a Compensation Committee, all the members of which are External Directors and both of which are chaired by External Directors, as advisory committees to the Board of Directors.

Audit by the Audit and Supervisory Committee
The Audit and Supervisory Committee ensures its independence and effectiveness in line with the Audit and Supervisory Committee Charter and Internal Guidelines on Audit and Supervision of Audit and Supervisory Committee. The Committee conducts audits of the Directors’ performance of duties and performs any other duties stipulated under laws and regulations and the Articles of Incorporation. From June 2021, the Audit and Supervisory Committee has consisted only of External Directors to further enhance the independence of the Committee. The Company has disclosed Audit and Supervisory Committee Charter on the “Corporate Governance” section of the Company website.
Corporate Governance: https://www.takeda.com/who-we-are/corporate-governance/

Internal Audit
The Group Internal Audit department, comprising 55 members, the Corporate Environment, Health and Safety (EHS) department in the Global Manufacturing & Supply division, and Global Quality conduct regular internal audits for each division of the Company and each Group company using their respective guiding documents, the “Group Internal Audit Charter,” the “Global Environment, Health and Safety Policy and Position,” and the “Global Quality Policy.”

Takeda Executive Team (TET)
The TET consists of the President & CEO and function heads of the Takeda Group who report directly to the President & CEO. Please refer to the “Executive Leadership” section of the Company website.
Takeda Executive Team:　https://www.takeda.com/who-we-are/company-information/executive-leadership/

Business & Sustainability Committee
The Business & Sustainability Committee consists of TET members. In principle, it holds a meeting twice a month to discuss and make decisions on important execution of corporate / business development matters and sustainability-related matters.

Portfolio Review Committee
The Portfolio Review Committee consists of TET members and the heads of the R&D core functions. In principle, it holds a meeting two to three times a month. The Portfolio Review Committee is responsible for ensuring that the Company’s portfolio is optimized to achieve the organization’s strategic objectives and determines the composition of the portfolio by reviewing and approving R&D investments in portfolio assets. In addition to determining which assets and projects will be funded, the Portfolio Review Committee defines how investments will be resourced.

Risk, Ethics & Compliance Committee
The Risk, Ethics & Compliance Committee consists of TET members. In principle, it holds a meeting once every quarter to discuss and make decisions on important matters concerning risk management, business ethics and compliance matters, and the risk mitigation measures.

Accounting Audit
KPMG AZSA LLC was appointed as the Accounting Auditor of the Company at the Company’s general shareholders meeting, consecutive auditing period of 15 years. The Company’s accounting was audited by the following three certified public accountants from KPMG AZSA LLC: Mr. Masahiro Mekada (consecutive auditing period: three years), Mr. Kotetsu Nonaka (consecutive auditing period: four years) and Mr. Hiroaki Namba (consecutive auditing period: two years). These three certified public accountants were supported by 31 other certified public accountants and 74 other individuals.
The Audit and Supervisory Committee makes the decision on the reappointment or non-reappointment of the Accounting Auditor after assessing the audit quality, quality control and independence of the Accounting Auditor.

Liability Limitation Agreement
The Company has executed agreements with Non-Executive Directors stating that the maximum amount of their liabilities for damages as set forth in Article 423, Paragraph 1 of the Companies Act shall be the amount provided by law.

3. Reasons for the Adoption of the Current Corporate Governance System Update
The Company is a company with an Audit and Supervisory Committee, which enables the Board of Directors to delegate a substantial part of their decision-making authority of the execution of important businesses to management, to enhance the separation of business execution and supervision. The governance structure allows the Company to further expedite the decision-making process and enables the Board of Directors to focus more on discussions of business strategies and, particularly, important business matters. The Company is aiming to increase transparency and independence of the Board of Directors and further enhancing its corporate governance, by establishing systems of audit and supervision conducted by the Audit and Supervisory Committee, and increasing the proportion of the number of External Directors and the diversity of the Board of Directors.

III.Implementation of Measures for Shareholders and Other Stakeholders
1.Measures to Vitalize the General Shareholders Meetings and Ensure the Smooth Exercise of Voting Rights

Early Notification of General Shareholders Meeting
The notice is dispatched 3 weeks prior to the day of the meeting, in principle. In addition, the Company strives to release the notice earlier than the dispatch on the Company website and other websites, including in the website of the administrator of the shareholder’s register, Mitsubishi UFJ Trust and Banking Corporation.

Scheduling Annual General Shareholders Meetings and Avoiding Peak Days
The Company tries to avoid holding its Ordinary General Meeting of Shareholders on a date that is chosen by many Japanese companies. Nevertheless, the meeting date is eventually decided based on the availability of the venue as well as the administrative schedule.

Allowing Electronic Exercise of Voting Rights	The Company’s shareholders have been able to exercise their voting rights by electronic means since the Ordinary General Meeting of Shareholders held in June 2007.
Participation in the Electronic Voting Platform	The Company has been utilizing an electronic voting platform operated by Investors Communications Japan, Inc. (ICJ) since the Ordinary General Meeting of Shareholders held in June 2007.
Providing Convocation Notice in English
To encourage shareholders to vote, the Company publishes the Japanese and English versions of the notice of convocation on its website and other websites, including in the website of the administrator of the shareholder’s register, Mitsubishi UFJ Trust and Banking Corporation.

Other
The Company organizes the Ordinary General Meeting of Shareholders using presentation materials displayed in a format that is easy for shareholders to understand, including the use video presentations by the President & CEO to explain performance and business policies.
The Company has held the General Meeting of Shareholders as a hybrid meeting which enables direct and online participations, since 2020. In addition, the Company has the provisions in the Articles of Incorporation that a General Meeting of Shareholders may be held without specifying a venue when the Board of Directors decides that, considering the interests of shareholders, it is not appropriate to hold the General Meeting of Shareholders with a specified venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster
The Company has disclosed Article of Incorporation and Company Share Policy on the company website “Corporate governance”.
Corporate Governance:
https://www.takeda.com/who-we-are/corporate-governance/

2.IR Activities Update

	Supplementary Explanation	Presentation made by senior management
Preparation and Publication of Disclosure Policy
The disclosure of year-end and quarterly financial results requires the approval of the Board of Directors, and the other disclosure materials require the approval of the Business & Sustainability Committee. The approval authority for certain disclosures is delegated by the Business & Sustainability Committee to the CFO and the CGCASO. The Disclosure Committee comprehensively reviews the requirements for timely disclosures to the Tokyo Stock Exchange and SEC, and reports and proposes its conclusions to the CFO and the CGCASO. The “Standard Operating Procedure for Timely Disclosure and Disclosure Committee Review” was established as a rule for the Disclosure Committee. Furthermore, the Company established an “External Engagement Standard Operating Procedure (SOP)” as a guideline for external engagement, and a “Global Press Release and Statement Standard Operating Procedure” that specifies the functions within the Company with responsibility for press releases and statement disclosures, and the relevant communication channels and procedures, respectively.
-
Regular Investor Briefings for Individual Investors
In fiscal year 2021, the Company launched a comprehensive program to enhance communications with individual investors. As part of the program, the Company launched a webpage tailored for individual investors and began distributing content to subscribers via e-mail. In addition, the Company participated in two briefing sessions in Japan for this stakeholder group.
No
Regular Investor Briefings for Analysts and Institutional Investors
In principle, the Company holds earnings release conferences (conference calls and video meetings) on the same days as each quarterly results announcement. These events include financial results and Q&A session in which participants can address questions directly to senior management.
Additionally, the Company held IR events in February, March, April, June and December of 2021 and January and February of 2022, which focused on explaining topics including the Company’s strategic updates and long term financial outlook, products, its pipeline, and its businesses in growth and emerging markets. Conference calls for earnings announcements and multiple IR events are held in Japanese and English so that both Japan domestic and overseas investors can join simultaneously. The Company posts on-demand webcasts to its website for those investors who are unable to join live and wish to learn the contents of the events.
Yes
Regular Investor Briefings for Overseas Investors
All earnings release conferences (conference calls and video meetings) and IR events are held in Japanese and English to provide information to both Japan domestic and overseas investors simultaneously. For overseas investors, the Company also holds additional conference calls in consideration of time zone differences.
Yes
Posting of IR Materials on the Website	URL：1TUhttps://www.takeda.com/1T Materials available on the website: Annual Securities Report (Quarterly Securities Report), Quarterly financial statements, Quarterly Financial Report, presentation materials used in earnings release conferences, sustainability reports, annual integrated reports, notices of convocation of Ordinary General Meetings of shareholders, IR conference materials, notices of resolutions, video messages from senior management, and others.	-
Establishment of Department and/or Manager in Charge of IR	Department responsible for IR: Global Finance, IR	-

3.Measures to Ensure Due Respect for Stakeholders Update

Supplemental Explanation
Stipulation of Internal Rules for Respecting the Position of Stakeholders
The Company’s purpose is to provide “Better Health for People, Brighter Future for the World.” This expresses the Company’s vision to discover and deliver life-transforming treatments, guided by its commitment to Patients, People and the Planet. The Company’s Values, Takeda-ism, which incorporate Fairness, Honesty and Perseverance and Integrity at the core. They are brought to life through actions based on, “Patient (putting the patient first) -Trust (building trust with society) – Reputation (reinforcing reputation) and Business (developing a sustainable business),” in that order. Together, they represent who we are and how we act, helping us make decisions we can be proud of today and in the future. They clearly indicate the Company’s emphasis on the importance of addressing the needs of a variety of its stakeholders, including patients. In addition, the Company implements measures to instill its Values internally, such as the “Value Ambassadors Program,” an initiative to encourage employees to instill and continuously practice the Values, and the “Global Induction Forum” (hosted by the President & CEO) aimed at cultivating the understanding of the Company including its Values and a sense of responsibility among senior leaders who have joined the Company from other companies. Moreover, the Takeda Global Code of Conduct provides ethical guidelines for employees to respect the perspectives of stakeholders.

Implementation of Environmental Activities, CSR Activities, etc.
[Sustainability]
At the Company, “Purpose-led Sustainability” is about creating both business and societal value through its core business. The Company engages a wide range of stakeholders to understand and address societal issues which create long-term value. In 2019, the Company conducted a materiality assessment based on interviews with external and internal stakeholders to better understand non-financial issues that matters most to the business and to the stakeholders. This assessment informed its Corporate Philosophy, in particular Patient, People and Planet imperatives, powered by Data and Digital. In 2022, the Company introduced sustainability metrics against these imperatives so that all employees can track the progress and they can operationalize sustainability into everything they do.
The Company’s ongoing efforts to address environmental sustainability include long-term targets to reduce the climate change impacts, manage waste responsibly and enhance water stewardship as well as the programs to support achieving these targets. The Company engages in these activities from a medium and long-term perspective, based on the principles outlines in its “Global Environment, Health and Safety Policy and Position.” The Company has been carbon neutral across the value chain since 2020, and it is now committing to achieving net-zero greenhouse gas emissions related to the business operation (including Scopes 1 and 2) by 2035 and achieving net-zero greenhouse gas emissions for its entire value chain (including currently estimated Scope 3 GHG emissions) by 2040. The Company is also committed to reducing water consumption by 5% by fiscal year 2025 and aiming for zero waste-to-landfill status for all the Company’s major locations by 2030.
For more information, please refer to “Our Commitment to the Planet” of the corporate website:
https://www.takeda.com/corporate-responsibility/reporting-on-sustainability/planet/

[CSR, Philanthropy activities]
The Company’s Global CSR’s philanthropic activities prioritize tangible partnerships and a long-term view toward progress, encouraging innovation beyond commercial products in support of sustainable, resilient health systems for all people, everywhere. The Global CSR Program is founded upon the Global CSR principles and is operated by the rigorous CSR policies and standard operating procedures to strengthen governance of global CSR and donation. The Program is also managed through a digital CSR donation management system to streamline the Company’s funding application and progress reporting processes.
Takeda’s Global CSR Program, which has been decided by employee vote since 2016, has supported millions of families and their communities in more than 74 low- and middle-income countries through 20 innovative partnerships explicitly addressing 23 United Nations Sustainable Development Goals (SDGs) Targets.
For more information, please visit the Global CSR Program section of the corporate website.
https://www.takeda.com/corporate-responsibility/global-csr-program/

Development of Policies on Provision of Information to Stakeholders
The Company established an “External Engagement Standard Operating Procedure” as a guideline for external engagement, and a “Global Press Release and Statement Standard Operating Procedure” that specifies the functions within the Company with responsibility for press release disclosures, and the relevant communication channels and procedures. Also, the “Standard Operating Procedure for Timely Disclosure and Disclosure Committee Review” was established as a basic rule for the Disclosure Committee when deliberating the requirement for timely disclosure to securities exchanges, etc.

Other
The Company will continue to actively appoint diverse members to the Company’s Board of Directors (13 males and two females) irrespective of nationality, gender, career or age, to make the management decisions from various viewpoints. The Company’s management team, the TET, consists of 18 members with diverse backgrounds, including in expertise, nationality and gender (12 males and six females), and takes part in discussions and decision-making on management strategies and other important management and operational matters while respecting the perspectives of various stakeholders.
The Company has a deep commitment to DE&I. In Japan, the Company is implement the following initiatives to promote DE&I:
To accelerate the promotion of DE&I, the Company has been holding “DE&I Senior Leaders Meetings” for the past six years, attended by approximately 150 senior leaders in Japan, including the President and CEO, in order to promote DE&I among the management level. In addition, the Company provides employees with various training programs on DE&I and supports employee-led DE&I activities.
With respect to career development, the Company promotes Quality Conversations, in which employees discuss their career aspirations with their managers throughout the year Furthermore, the Company has an internal job posting system and internal part-time work system to allow employees to engage in different types of work and has also launched the second job system in May 2022.
In terms of working style, the Company has a “Flex-time system” and “Telework system” in place, that allows employees to choose their working hours and location according to their personal and work situations, making it possible to work in a safe and flexible manner even during the COVID-19 situation. The Company will continue to build hybrid working models that combine on-site and virtual work.
Through these efforts, in Japan, the percentage of female managers increased from 10% (fiscal year 2018) to 18% (fiscal year 2021), and the percentage of employees who used flex-time and teleworking in workplaces offering flexible working hours, was 91.3% and 61.3%, respectively (both in fiscal year 2021). The number of male employees taking paternity leave has remained high at 95.4% in fiscal year 2021.
The Company is also promoting the active employment of people with disabilities, mainly in L.I. Takeda, Ltd., a special subsidiary company. The employment rate of people with disabilities is 2.4% as of June 1, 2022.

IV.Matters Relating to the Internal Control System Update
1. Basic Views on the Internal Control System and the Progress of System Development
The Company shares its “Corporate Philosophy,” which comprises its “Purpose,” “Values: Takeda-ism,” “Vision” and “Imperatives” within the entire Takeda Group and is making an effort to further promote the creation of a corporate culture based on the “Corporate Philosophy.”
Considering internal control as an important component of corporate governance that functions alongside risk management, the Company undertakes to develop its internal control system as described below. In addition, in order to further enhance corporate governance, the Company implements revisions to the system as necessary, including the structure of decision-making bodies.

(i)    Systems to ensure the appropriateness of operations in the Takeda Group
•As a Company with an Audit and Supervisory Committee, the Company has developed a system that enables the Audit and Supervisory Committee to effectively perform its duties relating to audit and supervision and increased the composition ratio and diversity of the External Directors in the Board of Directors. Under the appropriate audit and supervision realized through such measures, the Board of Directors makes highly transparent and objective decisions and, by its resolution, delegates authority to Directors to expedite the management of business.
•The objectivity and fairness of the election of Directors and the compensation paid to them are ensured by the voluntary establishment of the Nomination Committee and the Compensation Committee, as advisory bodies for the Board of Directors, all members of which including chairperson must be External Directors. By appointing one or more Directors who are Audit and Supervisory Committee Members as members of such committees, the effectiveness of the Audit and Supervisory Committee’s function of supervising the election, etc. of Directors who are not Audit and Supervisory Committee Members and the compensation, etc. paid to them is enhanced. By resolution of the Board of Directors, the authority to decide the amount of individual remuneration of Internal Directors who are not Audit and Supervisory Committee Members has been delegated to the Compensation Committee, through which the Company has realized a more transparent process in determining individual remuneration.
•Under the system above, the Board of Directors (i) decides on the most important matters for the business operation of the Takeda Group, including matters relating to the Corporate Philosophy and matters relating to internal control, such as compliance, and risk management, (ii) discusses business strategy, and (iii) monitors and supervises the business execution.

•To strengthen its global business management system, the Company has established the TET, which consists of the President & CEO and the members who manage and supervise each function of the Takeda Group, and also established the Business & Sustainability Committee (which is responsible for corporate / business development matters and sustainability-related matters), the Portfolio Review Committee (which is responsible for R&D and product related matters), and the Risk, Ethics & Compliance Committee (which is responsible for risk management, corporate ethics and compliance matters). These committees review important matters and thereby ensure systems which enable faster and more flexible business execution and closer collaboration among the various functions.
•By resolution of the Board of Directors, decision-making authority on important matters of business execution is partially delegated to Management subject to approval of decision-making bodies such as the Business & Sustainability Committee, the Portfolio Review Committee, and the Risk, Ethics & Compliance Committee, and thereby the Company conducts agile and efficient decision-making.
•The Company clarifies the roles and responsibilities of each function based on the “Takeda Group’s Management Policy (T-MAP),” which summarizes the business management systems, decision-making systems, operational rules of such systems and other important management rules of the Takeda Group. The Company obliges each function to make proposals or reports to the decision-making bodies, including the Board of Directors, depending on the materiality of items. Concurrently, the Company delegates a certain level of decision-making authority to the President & CEO or to other TET members, and such decision-making authority is exercised under proper governance. Each TET member has developed operating procedures and rules for delegating authority and established an adequate internal control structure in the divisions which they oversee.
•In order to manage and supervise the entire Takeda Group in a cross-sectoral and unified manner, the Company has established the Global Policies, etc. (Global Policies mean the rules that apply to employees of three or more TET organizations) for the respective responsibilities of the specialized functions.
•The Company established the Global Business Resilience Policy bringing together Enterprise Risk Management, Business Continuity Management, and Crisis Management to achieve the Company’s commitment to protecting people, assets and reputation of the Company.
•The Global Ethics & Compliance division is working on disseminating the “Takeda Global Code of Conduct” to all group companies and developing and disseminating ethics and compliance programs for all group companies. The Global Ethics & Compliance division has developed a monitoring mechanism to ensure that the Takeda Group's business activities related to interactions with healthcare professionals and healthcare entities, patients and patient organizations and government officials and government entities are in compliance with laws and regulations, internal policies and SOPs. In addition, the Global Ethics & Compliance division periodically reports to the Risk, Ethics & Compliance Committee and the Audit and Supervisory Committee, and reports to the Board of Directors, as necessary, on ethics and compliance related affairs of the Takeda Group, including issues reported through the internal reporting system for whistleblowers.
•The Group Internal Audit (GIA) department conducts an internal audit of each function of the Company and each group company using the risk-based approach based on the “Group Internal Audit Charter” and reports the results thereof to the President & CEO, the Audit and Supervisory Committee, and the Board of Directors. The GIA department maintains an audit quality assurance and improvement program and conducts internal audit activities in accordance with the “International Standards for the Professional Practice of Internal Auditing (IIA Standards)” issued by the Institute of Internal Auditors.
•The head of each division and each subsidiary of the Company has developed and implements an internal control system over financial reporting based on the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in order to comply with the Japanese Financial Instruments and Exchange Act and the Cabinet Office Order and the U.S. Sarbanes-Oxley Act. The Global Finance division promotes the establishment and operation of the internal control system over the financial reporting. The GIA department tests the effectiveness of the internal control system and reports the results to the Global Finance division for the overall assessment of the effectiveness.
•The Global Quality division, which formulated the Global Quality Policy, etc., relating to research, development, manufacturing, and post-marketing safety measures, conducts audits and monitors and supervises compliance therewith regularly or as necessary.
•The Corporate EHS department in the Global Manufacturing & Supply division, which established the “Global Environment, Health and Safety Policy and Position,” etc., conducts audits regularly or as necessary. Also, it provides support and advice to reduce risks regarding the environment, occupational health and safety.

(ii)    System for retention and management of information concerning the execution of the duties of Directors
•The minutes of the meetings of the Board of Directors, requests for and approvals of managerial decisions, and other information concerning the execution of the duties of Directors are appropriately retained and managed in conformity with the predetermined term, method and place of retention designated for each category of information in accordance with the “Global Records and Information Management (RIM) Policy,” in either hard copy or electronic or magnetic record, and in a manner where they are available for inspection.

(iii)    Rules and other systems for managing the risk of loss
•The Global Enterprise Risk Management (ERM) team facilitates an annual Enterprise Risk Assessment (ERA) across the organization. The Risk Coordinators, together with the relevant subject matter experts (SMEs), are responsible for proactively identifying, assessing, responding to, monitoring and reporting risks. Local results are validated by the local Leadership Team or a sub-group of the Risk, Ethics & Compliance Committee (sub-RECC) before submission to the Global ERM team.

•The Global ERM team reviews and consolidates the ERA results and reports the top risks to the Risk, Ethics & Compliance Committee and the Board of Directors every year. The Risk, Ethics & Compliance Committee then provides approval of the reported top risks as well as the risk mitigation plans and their effectiveness. Then, the Board of Directors provides approval of these risks and their mitigation effectiveness. In addition, Business Continuity Plans have been developed for key risks concerning, for example, manufacturing sites and IT cybersecurity.
•For crisis management, the Company has developed a crisis management system structured around the Crisis Management Committee in accordance with the “Global Business Resilience Policy.”

(iv)    System to ensure that the duties of Directors are executed efficiently
•A system under which the duties of Directors are executed appropriately and efficiently is ensured by the “Board of Directors Charter” and other internal company regulations relating to authorities and rules for decision-making.

(v)    Systems to ensure that Directors and employees comply with laws and regulations and the Company’s Articles of Incorporation in executing their duties
•The Company has established the Chief Ethics & Compliance Officer and the Global Ethics & Compliance division to support each division. The Company also implements ethics and compliance programs across the organization.
•The Company has established procedures for the receipt, retention, investigation and handling of reports by whistleblowers related to any violations of laws and regulations, Takeda’s Global Code of Conduct, internal policies or SOPs, including those related to the Company’s accounting, internal accounting controls, or accounting audits. The Company has also established procedures for confidential and anonymous whistleblowing by Takeda employees through the Takeda Ethics Line.

(vi)    System to ensure that the audits by the Audit and Supervisory Committee are conducted effectively
•A system under which the roles and duties of the Audit and Supervisory Committee are executed appropriately is ensured by the “Audit and Supervisory Committee Charter,” which sets forth roles, authorities and duties, etc., and Internal Guidelines on Audit and Supervision of the Audit and Supervisory Committee.
•The Audit and Supervisory Committee Office, which is a clerical section dedicated to the Audit and Supervisory Committee, was established to serve as its secretariat and assist its operations. The appointment and any personnel change in the members of the Audit and Supervisory Committee Office require the consent of the Audit and Supervisory Committee in order to secure the independence of the Audit and Supervisory Committee Office from persons executing the business, as well as the effectiveness of the instructions from the Audit and Supervisory Committee.
•Directors inform the Audit and Supervisory Committee of matters concerning the Company’s basic management policy and plans, and material matters including those involving subsidiaries and affiliates in advance (provided, however, that this does not apply if the Audit and Supervisory Committee Members attend the meeting of the Board of Directors or any other meeting at which such matter is deliberated or reported).
•If a Director becomes aware of any fact that might cause material damage to the Takeda Group, such Director immediately reports such fact to the Audit and Supervisory Committee.
•The Audit and Supervisory Committee has appointed the “Appointed Audit and Supervisory Committee Members” who have the authority to request the Directors and employees to report on matters relating to the performance of their duties, investigate the status of the operations and properties of the Company and perform part of the other duties of the Audit and Supervisory Committee.
•Based on the status of development and implementation of the internal control system and other relevant circumstances, the Audit and Supervisory Committee closely communicates with the internal audit division, the internal control promotion division and the Accounting Auditor, to which the Audit and Supervisory Committee is authorized to give instructions. This communication enhances the effectiveness and efficiency of the audit by allowing a systematic audit utilizing the information received from them.
•Expenses necessary for the execution of duties by the Audit and Supervisory Committee and the Audit and Supervisory Committee Members are borne by the Company.
•The Audit and Supervisory Committee makes proposals or conveys its opinions to the Board of Directors, as necessary, with respect to systems to ensure that any person who makes a report to the Audit and Supervisory Committee and the internal audit division, etc., including a report made through the internal reporting system for whistleblowers, would not be subject to any unfavorable treatment on account of such reporting.

2. Basic Views on Eliminating Anti-Social Forces
The Company’s basic policy is to eliminate any relationship, including normal transactions, with antisocial forces that pose a threat to the order or safety of civil society. The Company takes the following actions:
•The Company has built and maintains close cooperative relationships with the supervising police station and external specialist bodies, to proactively collect information on antisocial forces.
•The Company disseminates information on antisocial forces to relevant divisions in the Company and also to employees, as necessary, during internal training, etc., in order to implement activities that avert any damage from antisocial forces.

V.Other
1. Adoption of Anti-Takeover Measures

Adoption of Anti-Takeover Measures	Not Adopted
Supplementary Explanation
•The Company has not adopted any defense measures against hostile takeovers.

2. Other Matters Relating to the Corporate Governance System Update

Overview of the timely disclosure system
Regarding information disclosure, the Disclosure Committee evaluates the necessity of the submissions of the disclosure materials to the Tokyo Stock Exchange, the New York Stock Exchange, and the SEC. The disclosure of year-end and quarterly financial results requires the approval of the Board of Directors, and the other disclosure materials require the approval of the Business & Sustainability Committee. The approval authority for certain disclosures is delegated by the Business & Sustainability Committee to the CFO and the CGCASO. The Disclosure Committee comprehensively reviews the requirements for timely disclosures to the Tokyo Stock Exchange and SEC, and reports and proposes its conclusions to the CFO and the CGCASO. The Disclosure Committee consists of members from Business Unit Finance, Media Relations, Investor Relations, and Legal.
Furthermore, the Company established an “External Engagement Standard Operating Procedure” as a guideline for external engagement, and a “Global Press Release and Statement Standard Operating Procedure” that specifies the functions within the Company with responsibility for press releases and statement disclosures, and the relevant communication channels and procedures, respectively.

Corporate Governance Structure

Directors' Compensation Policy
1.Guiding Principles
The Company's compensation system for Directors has the following guiding principles under the corporate governance code to achieve management objectives:
•To attract, retain and motivate managerial talent to realize our Vision
•To increase corporate value through optimizing the Company’s mid- and long-term performance, while reinforcing our patient first values
•To be closely linked with company performance, highly transparent and objective
•To support a shared sense of profit with shareholders and improve the managerial mindset focusing on shareholders
•To encourage Directors to challenge and persevere, and to be aligned with the values of Takeda-ism
•To establish transparent and appropriate governance of directors' compensation to establish the credibility and support of our stakeholders
2.Level of Compensation
We aim to be competitive in the global marketplace to attract and retain talent who will continue to transform Takeda into a Global, Values-based, R&D-driven Biopharmaceutical Leader.
Directors' compensation should be competitive in the global market consisting of major global companies. Specifically, the global market refers to a "global executive compensation database" developed on the basis of professional survey data with the addition of data on compensation levels at other major global pharmaceutical companies with which we need to be competitive, and data on compensation levels at major companies in the U.S., U.K., and Switzerland.
3.Compensation Mix
3-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors)
The compensation of Directors who are not Audit & Supervisory Committee Members (excluding External
Directors) consists of "Basic Compensation", which is paid at a fixed amount and "Performance-based Compensation", which is paid as a variable amount based on company performance, etc.
"Performance-based Compensation" further consists of a "Bonus (short-term incentive compensation) " to be paid based on the consolidated financial results, etc. for each fiscal year, and a "Long-term Incentive Plan (stock compensation)" linked with long-term company performance results over a 3-year period and with Takeda's share price.
The ratio of Long-term Incentives in FY2019 and going forward increased from prior years (as of fiscal 2018) to better align with the incentives of Takeda’s Directors with Takeda’s shareholders. Moreover, it matches with the peer group and primary industry level. Both Bonus and Long-term incentives as a ratio of Total Direct Compensation is higher putting the directors pay at risk in alignment with the company’s performance. The targets range from 100%-250% of Basic Compensation for "Bonus" and range from 200% to 600% of Basic Compensation for "Long-term Incentive", reflecting the common practice of global companies.
■ Standard Compensation Mix Model for Directors who are not Audit & Supervisory Committee Members (excluding External Directors)
*Ratio of Bonus and Long-term Incentives to Basic Compensation is determined according to Director’s role.

3-2. External Directors who are not Audit & Supervisory Committee Members
The compensation of External Directors who are not Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is linked only to share price and not to company performance results. Newly awarded stock compensation in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company).
Bonus is not available for this category of Director. Committee retainers are paid with Basic Compensation for the chair of board meeting, chairperson of the compensation committee, and chairperson of Nomination Committee.
The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation.
■ Standard Compensation Mix Model for External Directors who are not Audit & Supervisory Committee Members
3-3. Directors who are Audit & Supervisory Committee Members
The compensation of Directors who are Audit & Supervisory Committee Members consists of Basic
Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is linked only to share price and not to company performance results. Newly awarded stock compensation in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company).
Bonus is not available for this category of Director. Committee retainer is paid with Basic Compensation for External directors who are Audit & Supervisory Committee Members.
The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation.
■ Standard Compensation Mix Model for Directors who are Audit & Supervisory Committee Members
4.Performance-based Compensation
4-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors)
For Directors who are not Audit & Supervisory Committee Members (excluding External Directors), the Company has introduced a Long-term Incentive Plan that is allocated as 60% for the plan designed based on Performance Share Units (Performance Share Unit awards) and 40% for the plan designed based on Restricted Stock Units (Restricted Stock Unit awards) to strengthen the link between compensation and company performance and share price, and to reinforce the commitment to increasing corporate value in the mid and long term.
Performance Share Unit awards, which fall under Performance-based Compensation, will be linked with the latest mid- to long-term performance objectives over a three-year period such as but not limited to consolidated revenue, operating free cash flow, indicators on profit, R&D targets and integration success factors, etc., as transparent and objective key performance indicators (KPI). The variable range of payout rate for Performance Share Unit awards is from 0% to 200% (100% at target), based on performance achievement. For newly awarded Long-term Incentive awards in 2019 and going forward, a two year holding period will be mandated, and this includes Performance Share Unit awards if and when shares become vested.

■ Annual Performance Share Unit Awards Image
In addition to regular stock compensation, the company may, from time to time, award one-time special Performance Share Unit awards which are directly linked to point-in-time corporate initiatives and which are aligned with shareholder expectations. Performance against established KPIs for one-time special Performance Share Unit awards are determined independently each year over a three-year period, with shares becoming vested after performance has been determined for the applicable period. There is no post-vesting holding period established for special Performance Share Unit awards.
■ Special Performance Share Unit Awards (stock compensation) Image
■ Annual Bonus
Bonuses will be paid based on performance achievement of annual goals. Bonuses will be paid in the range of 0% to 200% (100% at target) in accordance with the achievement of performance indicators such as consolidated Revenue, 14 Global Brands + New Product Incremental Revenue and Core Operating Profit, etc., established for a single fiscal year. For President and CEO, the annual bonus is weighted as 100% to the Corporate KPI.
For other Directors that have divisional responsibilities, 75% of their annual bonus opportunity is linked to the Corporate KPI to drive their commitment to group-wide goals.
4-2. Directors who are Audit & Supervisory Committee Members and External Directors
The Long-term Incentive Plan (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors is Restricted Stock Unit awards linked only to share price and not linked to company performance results. Newly awarded stock compensation in 2019 and going forward will vest three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they leave the Company (however, awarded stock compensation in or before 2018 will vest and be paid after they leave the Company). Bonuses are not available for these categories of Director.

■ Whole Picture of Directors' Compensation

1 Includes Special Performance Share Unit awards
2 Varies from 0% to 200%, depending upon the degree of achievement, etc. of the performance indicators such as consolidated Revenue, 14 Global Brands + New Product Incremental Revenue and Core Operating Profit, etc., established for a single fiscal year
3 Varies from 0% to 200%, depending upon the degree of achievement, etc. in relation to consolidated revenue, free cash flow, indicators on profit, R&D targets, integration success factors, etc. over 3 years
4 During term of office
5 Vest and paid three years after the base points used for the calculation are granted

5.Compensation Governance
5-1. Compensation Committee
The Compensation Committee has been established with all the Committee members being External Directors, to serve as an advisory organization for the Board of Directors to ensure the appropriateness of Directors' compensation, etc. and the transparency in its decision-making process.
The level of compensation, compensation mix and performance-based compensation (Long-term Incentives and
Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to directly make decisions on Directors who are not Audit & Supervisory Committee Members (excluding External Directors) individual compensations in order to realize the transparency in the process. In order to enhance transparency of the Company’s corporate governance, the Company externally disclosed the Compensation Committee Charter as a part of the Company’s corporate governance documents on November 1, 2021.
The guiding principles for Director Compensation will be revised to develop compensation programs based on Directors' accountabilities and responsibilities, as well as to develop compensation programs that create shareholder value in alignment with Takeda-ism.
5-2. Recoupment Policy
The Compensation Committee and Board adopted a clawback policy in 2020 which provides that in the event of a significant restatement of financial results or/and significant misconduct, the independent external Directors may require Takeda to recoup incentive compensation. This would include all or a portion of the compensation received by any Internal Director on Takeda’s Board of Directors, and any other individual designated by the independent external Directors within the fiscal year, and the three (3) prior fiscal years, where the need for a significant restatement of financial results or significant misconduct was discovered. The policy became effective on April 1, 2020 and applies to Bonuses (short-term incentive compensation) beginning in the Fiscal Year 2020 performance year and long-term incentives granted in Fiscal Year 2020, and continues to apply for all subsequent periods.